UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144			OMB APPROVAL
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			Expires:	December 31, 2006
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NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933			SEC USE ONLY

DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.			CUSIP NUMBER
1(a) NAME OF ISSUER (Please type or print) Blockbuster Inc.	(b) IRS IDENT. NO. 52-1655102	(c) S.E.C. FILE NO. 001-15153	WORK LOCATION

1(d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
	1201 Elm Street	Dallas	TX	75270	AREA CODE	NUMBER
					214	854-3000

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD John F. Antioco	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER Officer/Director	(d) ADDRESS STREET 1201 Elm Street	CITY Dallas	STATE TX	ZIP CODE 75270

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)

Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See Instr. 3(c))	Aggregate Market Value (See Instr. 3(d))	Number of Shares or Other Units Outstanding (See Instr. 3(e))	Approximate Date of Sale (See Instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See Instr. 3(g))

Class A Common Stock	BNY Brokerage Inc. 1633 Broadway, 48th Floor New York, NY 10019		Up to approx. 137,500 (see Remarks)	Approx. $1,370,000 (see Remarks)	109,122,848	12/21/04 - 12/31/04 (see Remarks)	NYSE

INSTRUCTIONS:

1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer’s S.E.C. file number, if any
	(d) (e)	Issuer’s address, including zip code Issuer’s telephone number, including area code		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
2.	(a)	Name of person for whose account the securities are to be sold		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(b)	Such person’s Social Security or I.R.S. identification number, if such person is an entity		(e)

Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

Approximate date on which the securities are to be sold

	(c)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)		(f)
	(d)	Such person’s address, including zip code		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

TABLE I—SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Class A Common Stock	12/10/04 (see Remarks)	Receipt of restricted shares in exchange for eligible unexercised stock options (see Remarks)	Blockbuster Inc.	1,648,165	12/10/04 (see Remarks)	Tendered stock options (see Remarks)

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II—SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS:

The shares of class A common stock covered by this Form 144 are being sold pursuant to a pre-arranged stock sales arrangement to allow the Seller to sell a portion of his vested shares of restricted stock to satisfy tax withholding obligations. The arrangement was put in place in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, and the representation below regarding the Seller’s knowledge of material information speaks as of the date of adoption of the arrangement. The shares of restricted stock were received by the Seller in exchange for eligible unexercised stock options of the Seller. The Aggregate Market Value set forth in Item 3(d) is based on the closing price of the Issuer’s class A common stock on December 20, 2004.

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

December 21, 2004 DATE OF NOTICE	/s/ John F. Antioco (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)